FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2	Date of Material Change

January 14, 2014

Item 3	News Release

A news release was issued by Tahoe Resources Inc. (“Tahoe” or the “Company”) on January 14, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4	Summary of Material Change

On January 14, 2014, the Company announced that its Escobal mine in Guatemala has reached commercial production.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached as Schedule A to this report.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

C. Kevin McArthur
President and Chief Executive Officer
Telephone:	(775) 825-8574

Item 9	Date of Report

January 15, 2014

SCHEDULE A

NEWS RELEASE

TAHOE ANNOUNCES COMMERCIAL PRODUCTION AT ESCOBAL
Provides Project Update

VANCOUVER, B.C. (January 14, 2014) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce that its Escobal mine in Guatemala has reached commercial production. Operations commenced in late September 2013 and production has been ramping towards the 3500 tonne per day (tpd) target level since that time.

Tahoe President and CEO Kevin McArthur said, “Our Guatemalan team has done a terrific job in delivering this world-scale silver mine within four years of the company’s initial public offering. While we continue to optimize the mill, tailings filtration and paste backfill operations, this has been a remarkable start-up for a precious metals flotation plant over a very short time period.”

“I am also pleased to report that we have commenced paying Guatemalan income taxes and look forward to making our first agreed upon royalty payments in the near future,” added Mr. McArthur. “Escobal mine has been designed and constructed to the highest environmental and social responsibility standards. We are very gratified to be working with our Guatemalan partners to bring sustainable benefits to a broad region of southeastern Guatemala through the development of Escobal.”

Commercial Production Criteria
Management has determined that commercial production at the Escobal mine has commenced as the mine is now operating as intended, based on the following achievements:

1.	Completion of the operational commissioning of each major mine and plant component.
2.	The demonstrated ability of the Escobal mine to operate consistently and without significant interruption at a production rate exceeding 70 percent of design capacity.
3.	Operating results have been sustainable and are improving over time.
4.	Metal concentrates produced have consistently met minimum concentrate specifications.
5.	The Company’s metal concentrate products have demonstrated strong customer demand.

For accounting purposes the Company will commence recognizing net income from production effective January 1, 2014.

Escobal Mine Update
Mill start-up activities commenced in late September, approximately three months behind schedule due to unanticipated social issues which have been addressed. From mid-December through the present, the plant consistently achieved strong results, with steady improvements to mill throughput. To date, the mill has produced 5,970 tonnes of silver-bearing concentrates with an estimated net value (net smelter return) of approximately $54.3 million. Quality has been outstanding with minimal penalties associated with either the zinc or lead concentrates.

Production graphs are appended to this release demonstrating daily mill throughput, concentrate quality and silver recoveries. Mill throughput reached 2500 tpd in mid-December, then 3000 tpd in early January. Work is currently underway to complete ramp-up to the 3500 tpd design rate.

The following table outlines progress in mill commissioning activities at the Escobal project on a monthly basis:

	Oct	Nov	Dec	Jan 1-12

Average mill throughput (tpd)	1,088	1,849	2,258	2,895

Average mill availability and utilization	52%	90%	92%	99%

Average Ag grade processed (g/tonne)	393	492	521	673

Average Ag recovery	81%	80%	87%	88%

Estimated Ag in concentrate (000 oz)	346	701	1,014	659

Pb concentrate produced (tonnes)	593	609	977	954

Zn concentrate produced (tonnes)	132	629	1,134	941

Metallurgical response at Escobal has met the parameters projected in the May 2013 Preliminary Economic Assessment (PEA). Silver recovery has reached the expected average recovery rate of 86.8 percent and significant progress has been made in concentrate quality since October. Lead and zinc concentrates have met the minimum specifications established by the Company and optimization of concentrate grades and recoveries will take place over the next few months. In order to minimize losses and to protect the environment, concentrates are bagged and placed into containers for shipment to smelters.

All major mine and mill components have been commissioned and are operating to specification. The Company identified several items for improvement in the ramp-up to commercial production:

  Unusual tertiary crusher liner wear was experienced due to uneven feed characteristics. This problem was resolved in November.
  Also in November, abnormal ball mill bearing temperatures were observed. This situation was resolved through repair of a malfunctioning lubrication system.
  Throughput fluctuations experienced during mill commissioning in November and early December caused thickener and filtration performance issues. Adjustments made to coarsen grind size and changes to thickener reagents resulted in operational improvements.
  Early in commissioning, the tailings filter circuit experienced high filter cloth wear and maintenance issues. The filters have been refitted with abrasion-resistant cloths leading to higher throughput rates.
  Paste plant commissioning was completed in December when the first underground stope was available for backfilling. In order to meet backfill requirements, the moisture content of the tailings was increased to improve paste plant performance.

Mill performance continues to show consistent improvement. Although commissioning of the mill has been completed, an engineering solution to further optimize the paste plant system is under review.

The underground mine and development programs continue to meet 2014 plan requirements. Primary development has been completed for approximately five years of mill feed.

Stope development is proceeding on four sublevels, with several stopes currently in production on the 1265 level. The location and thickness of the Escobal vein as modeled in the May 2012 PEA is being confirmed by mining and close-spaced stope definition drilling. While it is too early to draw any conclusions given the limited number of stopes in production, silver grades as predicted by the resource model in the areas being mined appear to be slightly conservative. The average production grade to date is slightly higher than modeled estimates and there is only minor variance between the overall predicted and actual production tonnages to date.

Development to access the second mining front on the 1190 level continues to advance in each of the two primary development ramps. Development of a third internal ramp to access the Escobal East Zone commenced in the fourth quarter of 2013. Excavation of the primary ventilation exhaust shaft is nearing on-time completion, with fan installation scheduled for the first quarter of 2014.

The Company expects to produce 18 to 21 million ounces of silver contained in metals concentrates during 2014 (see Tahoe press release dated November 12, 2013). Given the ramp-up profile, the Company cautions that in the first half of the year, silver production will be lower and associated operating costs will be higher than during the second half of the year.

In order to supplement working capital during the commissioning and ramp-up period, the Company drew down an additional $25 million from its debt facility. The total drawn on the facility now amounts to $75 million. Upon draw-down on January 2, 2014, the Company’s cash balance amounted to approximately $33 million.

Mr. McArthur stated, “We are very pleased with the rapid progress to date and we are now focused on completing the ramp-up to 3500 tpd. Our secondary focus is on completing a resource update, optimizing life-of-mine operations with a feasibility study and calculating proven and probable reserves in the third quarter of this year.”

Performance Measures
The following tables demonstrate the consistent improvement achieved in Escobal operations since start-up:

Figure 1: Mill Throughput Tonnes per Day

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Tonnes per Day
Paste Backfill Plant Startup
1-Oct
6-Oct
11-Oct
16-Oct
21-Oct
26-Oct
31-Oct
5-Nov
10-Nov
15-Nov
20-Nov
25-Nov
30-Nov
5-Dec
10-Dec
15-Dec
20-Dec
25-Dec
30-Dec
4-Jan
9-Jan

Figure 2: Silver Recovery to Concentrate

Target Ag Recovery = 86.8% (Ag to lead 82.5%, Ag to Zinc 4.3%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Silver Recovery
1200
1000
800
600
400
200
0
Silver Grade Processed g/t
1-Oct
6-Oct
11-Oct
16-Oct
21-Oct
26-Oct
31-Oct
5-Nov
10-Nov
15-Nov
20-Nov
25-Nov
30-Nov
5-Dec
10-Dec
15-Dec
20-Dec
25-Dec
30-Dec
4-Jan
9-Jan
Ag to Pb Concentrate
Ag to Zn Concentrate
Ag Feed Grade

Figure 3: Silver Grade in Lead Concentrate

60,000
50,000
40,000
30,000
20,000
10,000
0
Silver Grade (g/t) in Lead Concentrate
1-Oct
6-Oct
11-Oct
16-Oct
21-Oct
26-Oct
31-Oct
5-Nov
10-Nov
15-Nov
20-Nov
25-Nov
30-Nov
5-Dec
10-Dec
15-Dec
20-Dec
25-Dec
30-Dec
4-Jan
9-Jan

Figure 4: Estimated Production Value (Net Smelter Return)

$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
1-Oct
6-Oct
11-Oct
16-Oct
21-Oct
26-Oct
31-Oct
5-Nov
10-Nov
15-Nov
20-Nov
25-Nov
30-Nov
5-Dec
10-Dec
15-Dec
20-Dec
25-Dec
30-Dec
4-Jan
9-Jan
Expected Net Revenue - Lead Concentrate
Expected Net Revenue - Zinc Concentrate

Note: Metals prices used for net revenue calculations are $20.00 per ounce Ag; $1,200.00 per ounce Au; $0.95 per pound Pb; $0.90 per pound Zn.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

# # #

All amounts listed in U.S. Dollars unless otherwise noted. Metals prices used for net revenue calculations are $20.00 per ounce silver; $1,200.00 per ounce gold; $0.95 per pound lead; $0.90 per pound zinc.

Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Note
Investors are cautioned that the Preliminary Economic Assessment (PEA) is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associate with developing a commercially mineable deposit.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) estimated production during 2014 of between 18 to 21 million ounces of silver contained in metals concentrates, (ii) challenges remaining before milling operations can be achieved at the 3500 tpd level, (iii) the work required to optimize the paste backfill and tailings filter plants, (iv) silver production estimates being lower and cost projections being higher in the first half versus second half of 2014, and (v) Tahoe’s strategy to develop the Escobal project and to optimize plant operations. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to implement operational improvements at the Escobal project, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807